EXHIBIT 99.1

Press Release	Source: Qiao Xing Universal Telephone, Inc.

Qiao Xing Receives Nasdaq’s Continued Listing Notice

Tuesday August 12, 9:03 am ET

HUIZHOU, China, Aug. 12 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING — News) today announced that it has received Nasdaq’s continued listing notice and its trade symbol has been changed back to XING.

According to Nasdaq’s notice, Qiao Xing Universal Telephone, Inc. has evidenced compliance with the filing requirement and all other requirements necessary for continued listing on The Nasdaq National Market. Accordingly, the scheduled hearing has been cancelled.

About Qiao Xing Universal Telephone, Inc.

In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and the first telephone manufacturer in China to receive the ISO 9001 Quality System Accreditation award. The Company currently produces over 200 models of corded and cordless telephones and distributes such products through an extensive network of more than 3,500 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003.

Forward-Looking Statements

This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “projects,” “expects” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

For more information on Qiao Xing Universal Telephone, Inc., please contact:

          Rick Xiao, IR Director of Qiao Xing Universal Telephone, Inc.,
          Fax: +86-752-2820298
          Email: rickxiao@qiaoxing.com
          Web: http://www.qiaoxing.com

Source: Qiao Xing Universal Telephone, Inc.